Exhibit 99.1

Fortuna announces proposed amendments to financial covenants in credit facility

Vancouver, May 5, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) provides an update on discussions with its senior lenders to amend the financial covenants contained in its US$150 million credit facility (the “Credit Facility”) (refer to Fortuna news release dated April 2, 2020).

The Credit Facility requires the Company to maintain a total debt to EBITDA ratio of not greater than 3:1.   As of the financial year ended December 31, 2019, the total debt to EBITDA ratio was 1.7:1.

Government-mandated constraints on business to curb the spread of COVID-19 in Peru and Mexico, which host the Company’s operating mines, have resulted in reduced operations at the Caylloma Mine during the first quarter of 2020, and subsequent to the end of the quarter, have resulted in the suspension of operations at the San Jose Mine. As a result, the Company has entered into discussions with its senior lenders under the Credit Facility, and obtained agreement in principle to amend the financial covenants as follows:

•	Total Net Debt to EBITDA ratio of not greater than 4.5:1 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4:1 in the second quarter of 2021 for the remainder of the term of the Credit Facility

•	Net Senior Secured Debt to EBITDA ratio of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2:1 in the second quarter of 2021 for the remainder of the term of the Credit Facility

•	EBITDA to Interest Expense[1] ratio of a minimum of 4:1 beginning in the second quarter of 2020

The interest rate on the Credit Facility will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5% but will be amended to be based on the Net Senior Secured Debt to EBITDA ratio.

The amendment to the Credit Facility is subject to the completion of definitive documentation between the parties.

Note:

1.       Interest coverage is to be based on rolling four quarters of EBITDA and Interest Expense, beginning with the four quarters covering the third quarter of 2019 to the second quarter of 2020, for the remainder of the term of the Credit Facility

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the execution of definitive documents to amend the terms of the Credit Facility; the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price; the duration of the reduced operations at the Caylloma mine, the duration of the suspension of operations at the San Jose mine;. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, there can be no assurance that the parties will enter into a definitive agreement to amend the terms of the Credit Facility; the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the duration of government restrictions on business related to COVID-19 including operations at the Caylloma mine and the San Jose mine; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the parties will enter into a definitive agreement to amend the terms of the Credit Facility; management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.